UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Final Synthetic voting map

In compliance with CVM Instruction No. 481/09, we present the final synthetic voting map consolidating the remote voting instructions and the ones made in person by each item of the remote voting form, referring to the matters submitted to the approval of the Extraordinary General Meeting held on August 31, 2020, at 3:00 p.m.

Item	Resolution	Voting Shares	Voting	Amount of Shares
1	To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the competent appraisal reports (“Appraisal Reports”) of Bosan Participações S.A. (“Bosan”) and Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”).	ON	Approve	3,664,725,720
			Reject	15,625
			Abstain	67,135
2	To approve the Appraisal Reports.	ON	Approve	3,664,721,467
			Reject	14,597
			Abstain	72,416
3	To approve the Private Instrument of Protocol and Justification of Merger of Bosan by the Company, entered into on July 29, 2020 (Protocol and Justification of Bosan”).	ON	Approve	3,664,707,234
			Reject	18,622
			Abstain	82,624
4	To approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Bosan”), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan.	ON	Approve	3,664,708,274
			Reject	18,606
			Abstain	81,600
5	To approve the Private Instrument of Protocol and Justification of Merger of Bosan by the Company, entered into on July 29, 2020 (Protocol and Justification of Bosan”).	ON	Approve	3,664,712,778
			Reject	13,309
			Abstain	82,393
6	To approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé.	ON	Approve	3,664,711,054
			Reject	13,309
			Abstain	84,117
	To authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.		Approve	3,664,713,636
7		ON	Reject	12,296
			Abstain	82,548

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 31, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer